May 7, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Sixth Amendment to Registration Statement on Form S-1

File No. 333-147988

Filed:  May 7, 2008

Dear Ms. Long:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comments received via telephone on May 7, 2008.  On behalf of the Company, on May 7, 2008, I transmitted via EDGAR the Company’s Sixth Amendment to Registration Statement on Form S-1.

1.

We added the following disclosure to the paragraph preceding Table 8.0 on page 28:

The Board of Directors approved the following advances based on what it believed would be the annual pay to be received by Mr. Lee during the fiscal year 2008.  Mr. Lee submitted to the company what he believed were going to be his financial requirements during each of the following periods.  Based on this information the Board of Directors approved the amount to be drawn on each date as shown in table 8.0 below.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. S-1/A-5

2.

Redline comparison between Amendment 5 and Amendment 6

3.

5.6 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.